Exhibit 3.155

CERTIFICATE OF FORMATION
OF
OHI ASSET (AZ) AUSTIN HOUSE, LLC

This Certificate of Formation of OHI Asset (AZ) Austin House, LLC is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, (6 Del. C. §§ 18-101, et seq.)

FIRST.  The name of the limited liability company formed hereby is OHI Asset (AZ) Austin House, LLC.

SECOND.  The address of its registered office in the State of Delaware is c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation.

/s/ Mark E. Derwent
Mark E. Derwent
Authorized Person